

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Dan Novaes
Chief Executive Officer
Mode Mobile, Inc.
One East Erie Street, Suite 525
Chicago, IL 60611

> **Re: Mode Mobile, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 28, 2024**
> **File No. 024-12419**

Dear Dan Novaes:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. References to our prior comments refer to our letter dated March 11, 2024.

Offering Statement on Form 1-A

Current (Gibraltar) Limited & $CRNC Token Issuance, page 17

1.   Please incorporate your responses to prior comment 3 in your Offering Circular.

Securities Being Offered, page 26

2.   We note your response to prior comment 4 regarding the rights and privileges of your equity securities. In your selling securityholders' table on page 42, you indicate that your selling securityholders will convert their Seed Series Preferred, Class A Common Stock, and Class B Common Stock underlying Options into 30 million Class AAA Common Stock and offer these shares in this Offering Statement. However, in this section, you do not indicate that such shares are convertible into Class AAA Common Stock. Instead, you disclose that Class AAA Common Stock, Class B Common Stock, Class C Common Stock, and Seed Series Preferred shares are convertible into Class A Common Stock under certain circumstances. Please clarify this discrepancy.

<u>Plan of Distribution and Selling Security Holders, page 36</u>

3.   We note your response to prior comment 6 regarding your bonus share program for existing shareholders of other companies listed on page 37. While you indicate you have no commercial relationship with each of these companies, please clarify if these companies are aware you are offering bonus shares to their existing shareholders and if there is an arrangement or expectation, or lack thereof, of offering similar bonus shares to their shareholders in future offerings. Further, while you indicate the criteria used for each entity to be chosen, please clarify how you discovered or identified each company. For example, if they were referred to you by your placement agent or other sources.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson